Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange
                               Act of 1934 Subject Company: Westvaco Corporation
                                                      Commission File No. 1-3013


The following is the transcript of a conference call hosted by Westvaco Corporation ("Westvaco") on November 20, 2001. The slide presentation that accompanied the following remarks was filed by Westvaco on November 20, 2001:


Coordinator       Good morning and welcome to Westvaco's fourth quarter and
                  fiscal year 2001 earnings conference call. Your lines are in a listen only mode until the question and answer segment of today's call. This call is being recorded at the request of Westvaco. If you have any objections, you may disconnect at this time. I would now like to turn the call over to Mr. Roger
                  Holmes, Assistant Vice President of Investors Relations. Sir, you may begin.

R. Holmes         Thank you. John Luke, Jr. our Chairman and CEO is here, as are
                  Karen Osar, Senior Vice President and CFO, Jim Stoveken,
                  Senior Vice President and Comptroller and Kathy Weiss, Senior
                  Director of Investor Relations.

                  After John's opening remarks, the phone lines will be open for your questions. Before John begins, I must caution that certain statements made this morning may be forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks and uncertainties that are described in our 2000 annual report and other public documents. You should also be aware that the contents of this presentation contain certain time sensitive information that is accurate only as of today, November 20, 2001.

                  This call and Webcast are the property of Westvaco Corporation. Any redistribution, retransmission or rebroadcast of this presentation in any form without the express written consent of Westvaco Corporation is strictly prohibited. John?

J. Luke Roger, thanks very much and good morning to all of you. Those of you who attended our briefing on November 2nd or listened in via the Web or telephone know that our pending merger with Mead is on track, having cleared the Hart-Scott waiting period, and it has now been approved by the European commission.

                  We are responding in the ordinary course to comments from the SEC and this morning have filed a revised S-4. For those of you who missed that presentation, it's still available on our Website. So this morning, I'll spend most of my time reviewing our fourth quarter and fiscal year results, as well as the outlook for our businesses in the new fiscal year.
                  Let me just say that preparations for the merger are proceeding rapidly. It's an exciting time for both companies. Joint integration teams are hard at work, forming specific plans where possible and where permitted, to achieve the $325 million in synergies that we have targeted.

                  We are beginning to plan for a new company, with the cost position, management skills, organizational structure, manufacturing base, R&D expertise and deep market knowledge to succeed. Everything we are doing is focused on generating higher earnings and higher returns on capital, by building on the strong and in many cases, complementary businesses of Mead and Westvaco.

                  Turning now to Westvaco's fourth quarter and fiscal year results, I hope that by now all of you have had a chance to review this morning's press release. Our results reflect the current challenging economic and business environment, which resulted in lower prices and demand for printing papers and certain paperboard grades. Coated paper sales also continued to be affected by the strong US dollar, as increased imports of competing grades kept pressure on prices.

                  At the same time, we are pleased with the performance of many of our businesses, including our pharmaceutical and media packaging. We're also encouraged by the growing demand for our bleached paperboard products outside the United States and the solid performance by our specialty chemicals business.

                  Before nonrecurring items, fourth quarter earnings were $0.36 per share and fiscal 2001 earnings were $1.09 per share. Earnings for the quarter included a nonrecurring tax benefit of $0.05 per share and a restructuring charge of $0.33 per share. The comparable earnings figure for the fourth quarter of 2000 was $0.78 per share.

                  Reported earnings including nonrecurring items for the fourth quarter of 2001 were $0.08 per share, compared to $0.80 per share in the fourth quarter of 2000.

                  Our fourth quarter results reflect reduced production at our paper and paperboard mills, as we have managed production to balance inventories. The cost of downtime was partially offset by a LIFO credit.

                  Higher energy prices effected earnings as well, up about 7% compared to the fourth quarter 2000, but down around 10% from the third quarter of this year.

                  Fourth quarter results also reflect a pre-tax restructuring charge of $53.7 million, primarily related to the closing of the paper mill in Tyrone, Pennsylvania and packaging plants in Richmond, Virginia and Memphis Tennessee. We expect the actions related to the charge will result in pre-tax annual savings of about $50 million.

                  In our packaging segment, operating profit totaled $35 million, compared to $54.1 million in the third quarter. Results in consumer packaging were stable in the quarter relative to this year's third quarter. Later on, I'll review market trends for consumer packaging.

                  In our primary packaging operations, results were mixed. The most significant factor in the fourth quarter primary packaging results compared to the third quarter, was an operating disruption at our Evadale mill in August. We were fully recovered by September. However for 12 days, production in Evadale was very limited, due to this event.

                  Overall during the quarter, markets for high value bleach paperboard sold into the pharmaceutical, tobacco and aseptic markets were stable. However, pricing and volume were weaker in the more commodity markets. Results for our Charleston unbleached mill were weaker, reflecting continued declines in pricing for linerboard. Demand for saturating kraft, which we also produce at Charleston, continued to be weak and prices declined by $15 to $20 per ton, compared to the third quarter.

                  During the quarter, production of our three packaging board mills was reduced by a total of 70,000 tons, including 17,000 tons of reduced output, due to the August operating challenges at Evadale. The remainder of the reduced output was market related.

                  Fourth quarter shipments of bleached paperboard totaled 407,000 tons, compared to 434,000 tons in the third quarter, and 420,000 tons in the fourth quarter of last year. Order backlogs remain unchanged from the third quarter, at seven to ten days.

                  We previously told you about potential synergies between our Covington and Evadale mills and our work to successfully optimize their fiber supply, production capabilities and geographic locations. During the fourth quarter, Evadale began producing aseptic paperboard, which is used for non-refrigerated liquid packaging. This is a significant step toward realizing the benefits anticipated when we acquired Evadale in December of 1999.

                  Aseptic grades use a higher percentage of pine fiber, which costs less to acquire at Evadale and the mill is closer to our customers' plants. Evadale is also producing another high value product, Printkote, which was previously manufactured only at our Covington mill.

                  To date, since the acquisition of Evadale, we have implemented nearly $80 million of the $100 million synergy target that we set for the end of 2002.

                  Shipments of linerboard from our Charleston mill totaled about 84,000 tons, with prices dropping about $35 per ton in the quarter and nearly $130 per ton from the fourth quarter of 2000.

                  In the fourth quarter, we shipped more than 65,000 tons of saturating kraft, about the same level as in the third quarter, but down from the fourth quarter of 2000. Pricing as I indicated earlier declined during the quarter.

                  Looking ahead in primary packaging markets, we are cautious about the near term and are prepared to respond with market related down time. We expect to reduce normal bleach board production by about 8,000 tons in the first quarter.

                  About 30,000 additional tons will be taken out of the system by the temporary shutdown of two machines at our Evadale mill, to make necessary manufacturing improvements. At Charleston, we plan to take about 17,000 tons in market related downtime in the first quarter of 2002.

                  Rigesa, our Brazilian packaging subsidiary has performed well in the face of that country's ongoing energy, currency and economic challenges. Pricing and volume remain generally stable, but our profit momentum initiatives, there are being offset by the currency weakness. Demand remains strong for Rigesa's higher value products, especially fruit packaging.

                  Operating income for the quarter from Rigesa totaled $5.9 million, compared with $7.3 million in the third quarter. Sales were $38 million compared to $40 million in the third quarter. Rigesa is currently achieving attractive double-digit returns on capital employed.

                  Now I'd like to comment on our consumer packaging markets. Over the past years as many of you know, we have built a unique platform in consumer packaging, seeking markets where demand growth is stable or increasing. We have positioned Westvaco to increase participation in four attractive packaging segments: media, pharmaceutical, cosmetics and personal care, as well as in higher end general consumer products. As you may know, we are the largest supplier of media packaging in Europe, as well as a leader in high value packaging for media and cosmetic markets here in the United States. In the United States, we are among the top suppliers of high value packaging for pharmaceutical and healthcare products. Markets for some of our consumer packaging products weakened this year, especially after the events of September 11th. However, demand for our media packaging actually strengthened in October. As the leading supplier of DVD packaging, we are benefiting, as this new medium continues rapid sales growth.

                  Price competition is intensified of late and demand was slower in the months of August and September. However during October, demand for both DVD and music CD packaging was quite strong.

                  New product offerings and new business opportunities are enhancing our position in other consumer packaging markets. We're very pleased, for example, with our growth in cosmetics and personal care packaging, serving Central and Eastern Europe. The recent acquisition of Alfred Wall is providing good opportunities for synergies with our US and European businesses.

                  Our pharmaceutical packaging business remains healthy, with volumes increasing during the fourth quarter. We expect this business to become increasingly profitable in fiscal 2002, as we implement new efficiency programs and benefit from the successful introduction of new higher margin packaging products for use in FDA related trials.

                  In the United States, business remains soft in general consumer packaging, which for us is mainly focused on food and tobacco folding carton markets.

                  For the year ahead, we expect stronger earnings by our consumer packaging group, due to new products, cost reduction initiatives, continued growth in DVD packaging markets, acquisition synergies in Europe and opportunities with new customers.

                  Turning now to our paper segment, which is as you'll recall, includes our envelope business. Operating profit was $13.4 million, compared to $8.6 million in the third quarter. Sales totaled $275 million, compared to $258 million.

                  In the fourth quarter, we saw a seasonal volume improvement in demand for coated papers used in magazine, catalog and label applications. However, these markets continue to reflect the slowing economy and the strong dollar that weakened further after September 11th as many customers postponed or canceled major printing projects. At the same time, though, our focus on new digital printing and specialty papers is having a positive impact on our results.

                  We continued to reduce inventories during the quarter, cutting the total by 8,000 tons. As previously announced, we closed our Tyrone, Pennsylvania paper mill at the end of last month. The total annual production of that mill, coated and uncoated, was 100,000 tons. We eventually expect to transfer most production from Tyrone to other facilities, following completion of our planned merger with Mead.

                  Our coated paper shipments totaled 200,000 tons, compared to 178,000 tons in the third quarter and 205,000 during the fourth quarter of 2000. Though average prices declined about $70 a ton compared to the fourth quarter of 2000, prices were essentially unchanged from the third quarter 2001. Order backlogs averaging six to ten days in this year's fourth quarter were unchanged from the end of the third quarter.

                  In envelopes, despite decreased demand, our profits were well ahead of the third quarter levels because of cost reduction initiatives and overall improved efficiency.

                  As for the year ahead, volume and pricing are under pressure. Under these circumstances, our continued focus on specialty and digital papers, introduction of more high value products and ongoing cost reduction initiatives are especially valuable.

                  Our merger with Mead will make us the second largest US producer of coated paper. We expect the scale, product breadth and significant cost reductions resulting from the merger to position our business for higher profitability and improved returns on capital.

                  Our specialty chemicals business had a strong quarter, reflecting our leadership in several attractive global growth markets, coupled with improved operating efficiency.

                  Fourth quarter operating profit totaled $19 million, up from $17.5 million in the third quarter of 2001. Sales declined slightly to $89 million from $90 million for the quarter. This decrease was mainly due to the slower economy and increased competition in the Far East. Nevertheless, an improved product mix and greater operating efficiency helped us deliver higher profits. For the full year 2001, chemical division revenues were $348 million and operating profit was $62.9 million. Higher fuel prices lowered full year earnings by about $7 million relative to last year.

                  Ink resin markets were seasonally strong because our ink resins are used in the printing of newspaper inserts and holiday catalogs. However, we are seeing some pressure on prices for ink resins in the current economic environment.

                  Our activated carbon products are used for auto and truck emission controls. We're the leading supplier in the US and around the world. This business had a strong fourth quarter, despite delays in auto production, as auto manufacturers used no interest sales incentives to maintain high volumes.

                  Asphalt emulsifier sales also increased though at a lower rate than we had expected because of decreased road maintenance in the Far East.

                  Looking ahead to the coming year, we expect earnings by our chemical division to be negatively effected to some degree by higher prices for crude tall oil, lower prices for printing ink resins and the loss of carbon business not related to the automotive industry. Lower fuel prices could offset these potential negative effects to some degree, as could a rebound in global economic activity.

                  With that review of business operations completed, I'd now like to turn to a few additional items that affected our fourth quarter results.

                  For the past two years, we have been in the process of reducing our 1.4 million acre US land base over time, by some 200,000 acres. This is acreage we no longer need to meet our fiber requirements because of our timberlands, increased productivity. In the fourth quarter, we had a $21.4 million pre-tax gain on land sales equal to about $0.13 per share after tax, bringing the full year pre-tax gain from land sales to $34.7 million or $0.21 per share, in the range we had targeted.

                  In 2002, we expect to target about $40 million in pre-tax gains from land sales, and we announced today plans to divest an additional 170,000 acres over the next few years.

                  Capital expenditures in the fourth quarter were $71.3 million, well below depreciation of $91.1 million. For the full year, capital expenditures were $296.4 million, below depreciation and amortization of $347.4 million.

                  Our selling, research and administrative expenses for the fourth quarter were higher than the fourth quarter of 2000, reflecting the effects of acquisitions, investments to support a stronger technology platform and the development of new business initiatives.

                  As I have said this morning, some of our businesses are performing well. Results in others reflect current weak global economic conditions. While we expect to see continued strength in packaging for non-cyclical and higher value market segments, such as pharmaceutical, tobacco and aseptic packaging, we are cautious about the outlook for many of our markets.

                  The efforts of the Bush Administration to support an economic recovery and declining energy prices are two potential bright spots. However, since we have not yet seen signs of a rebound in economically sensitive markets, our outlook for earnings for fiscal 2002 is therefore, necessarily cautious.

                  With that said, our planned merger with Mead affords us tremendous opportunity through a focused and rigorous integration program to derive significant value for the shareholders of both companies.

                  With this, I will conclude my formal remarks and now my colleagues and I will be very prepared to answer questions that you may have. Roger?

R. Holmes         Operator, we're ready to take questions now.

Coordinator       Thank you, sir. At this time, we're ready to begin the formal question and answer session. Our first question comes from Chip Dillon from Salomon Smith Barney. You may ask your question.

C. Dillon         Yes, good morning and a couple of questions, first of all on the income statement in the table, it mentions the charge of being $48.4 million and yet the press release and as you just mentioned, it's $53.7. Could you just tell us what the difference is between the two numbers?

K. Osar Chip, the difference is in the accounting for the inventory portion, where we've taken out inventory that's charged elsewhere in the income statement.

C. Dillon         So in the overall income statement, it would be in cost of goods sold?

K. Osar           Yes.

C. Dillon         Now in the segment data, though, I guess it would not be
                  tied in with the segment numbers. Is that correct?

K. Osar No, the restructuring charge has been taken through corporate.

C. Dillon         Okay and then just again to clarify on the corporate and other operating, I guess, loss of $66 million, obviously that number does include the larger number you mentioned. The 53 plus the interest expense, but also in there would be I would assume the timber gain. Is that correct?

K. Osar           Yes.

C. Dillon         Okay. Then my other question is regarding the downtime in the most recent quarter. You mentioned that you lost 17,000 tons I believe at Evadale. Did you say the total was 70, 7-0 across the company?

K. Osar           Yes.

C. Dillon         Okay. That's what I thought.

K. Osar           Although, Chip, that was packaging.

C. Dillon         Right. That was just the packaging.

K. Osar Yes, 70,000 was packaging and of that 70, 17 was related to the operating challenges in August in Evadale.

C. Dillon         Okay and then if you could review for us the downtime in
                  the coated free sheet area in the quarter?

J. Luke We took out about 16,000 tons at all mills, including Tyrone. Without Tyrone, it would have been about ten, so looking forward, think ten.

C. Dillon         Okay and do you think that's a good guess for the first
                  fiscal quarter?

K. Osar           We haven't set a number right now for paper, Chip.

C. Dillon         Okay. Great. Thank you.

Coordinator       Matt Berler from Morgan Stanley. You may ask your question.

M. Berler         I just wanted to just push a little further where Chip was going on the general corporate. If I do back out $53 million of the restructuring charges, the interest expense of $51 and I assume $34 million, which is the same number for pension that you've been booking in prior quarters, it looks to me like your corporate and other dropped very sharply from the run rate of earlier this year. Can you tell us what's going on in that area? Unless I'm doing my math wrong, it looks like it could have dropped by 50% from $34 million down to something like $17 million.

J. Stoveken       We had a $12 million LIFO release. How we got there: as we closed the third quarter, we were looking based on inventory changes, both price and volume a ton, added a LIFO charge, order of magnitude $20 million for the year. That turned out to be pessimistic. We had an actual full year LIFO charge of about $3 million, so that's how we got that release in the quarter. Inventories were lower cost and lower volumes than we had anticipated.

M. Berler         So then back in the segment numbers, it is fair to say
                  those numbers are fairly clean, free of LIFO and free of the restructuring?

J. Stoveken       Yes, they have their own downtime effects, but no
                  restructuring, no LIFO.

M. Berler         Okay. Then just making sure I really understand the downtime pieces, in the fiscal first quarter, it sounds like you're going to take less downtime, is that right, in your packaging business?

J. Stoveken       Yes, then the total of 70,000 in the fourth quarter, yes.

M. Berler         Is that normal given the seasonality of the business, or are your just planning to build inventories?

J. Stoveken       We do have some down time. I think we mentioned 30,000 tons worth at Evadale that may be in part of that first quarter, so we'll be taking some for that--

K. Osar There is some building of inventories on, Chip, yes, to compensate for the downtime at Evadale.

J. Luke I think, Matt, it is fair to say that this has been our practice through the year, we will look very hard as we work through these more challenging market periods to match reduction and demand.

M. Berler         Okay. That's great. Thank you very much.

Coordinator       Rich Schneider from UBS Warburg. You may ask your question.

R. Schneider      I was wondering if you could amplify a little on the problems that you experienced at Evadale during the quarter. You said you lost I think, 17,000 tons of production. Could you put some ballpark figures on what you think the financial impact of the Evadale problems were? I imagine it was more than just loss of production.

K. Osar Yes, Rich, basically there was a chemical process that went ... there, which damaged some equipment and that's what caused the production downtime. There's a difference of about $18 million between the fourth and the third quarter, excluding Rigesa in the packaging segment profitably. About 40% of that delta was due to the downtime we had to take at Evadale.

R. Schneider      Okay. The 30,000 tons of downtime you expect to take in the first quarter at Evadale, that is some capital improvement project. Is that to qualified to make some higher end grades of bleached board, or could you go through what you're doing?

K. Osar There are some improvements that really were targeted at the time that we bought the mill, Rich, that are intended, to basically bring the equipment up to our standard in terms of manufacturing processes.

R. Schneider      Okay. Just staying with the bleached board market, you
                  indicated you've experienced a pickup in the export markets.
                  Could you talk about where you're seeing that and it smacks in the face of trying to compete against a very strong dollar?
                  Where are you seeing these kinds of pickups?

K. Osar Some of it is in tobacco markets, which are expanding globally and some of it is really just improved selling. When we acquired the Evadale mill, almost none of their output was going into export markets and we've since brought that up into the mid single digits or even higher, in terms of what we're selling out of Evadale.

J. Luke Rich, I think to your point there is no question that of the strong dollar, while the impact on the board markets, which have strong export positions is substantially different than we've all seen and experienced with respect to the printing paper markets here in North America, is a factor that has on the margin, influenced relative competitiveness.

R. Schneider      Just on Tyrone, when you first came out and mentioned that you were closing down Tyrone and a couple of converting operations facilities, I think it was mentioned that savings was indicated to be about $60 million. In the press release, it says $50 million. I'm not trying to be too precise here, but I was wondering if I'm correct, there's been a change?

K. Osar No you're absolutely correct, Rich. The difference there is that we were also planning to take some headcount reductions in administrative areas in some of our divisions. As we've gotten deeper into the integration process for our planned merger with Mead, we made the determination that it would be better practice to take all of the headcount reductions at the same time. So we will still take those actions, but they will be early after the closing of the merger with Mead, as opposed to in the fourth quarter as we had originally planned.

R. Schneider      Okay.

J. Luke Rich, I would just follow on with that if I may and note that, there will be no delay in the timing through, which we capture the gain of those cost reductions. It's really more a matter of just when we take the charge.

R. Schneider      None of this has actually showed up as part of the $325
                  million yet, right? You haven't experienced any of those savings yet.

K. Osar No, because really Tyrone just came down, so I guess we could have benefited a little bit in October, but not really, no.

R. Schneider      Okay and just last question, it's more of an accounting
                  question. You did restatements of numbers, based upon the changing accounting rules on freight and sales. Are we going to be able to have access to the restated quarterly numbers going back the last few quarters?

J. Stoveken       We restated the numbers we published this quarter and if
                  you wish, we could make those numbers available.

R. Schneider      That would be great because it really helps in our model.

J. Stoveken       All right. In terms of modeling, use a number in the five to six percent range increased to sales, and a equal dollar amount goes to cost of goods.

R. Schneider      Okay and that would be sort of the ballpark for the last
                  few quarters.

J. Stoveken       That'll cover the last, I don't know, five or six or seven years within reasonable range.

R. Schneider      Okay. Thanks a lot.

J. Stoveken       You're welcome.

Coordinator       Peter Ruschmeier from Lehman Brothers. You may ask your
                  question.

R. Ruschmeier     Thanks, good morning. I wanted to come back to the Tyrone
                  situation for a minute and was curious if we could get a more detailed breakdown of the $53.7 million charge, in terms of its components? Just to confirm that the $50 million savings going forward will be part of the $325.

K. Osar Only the piece of that related to Tyrone would be part of the $325, which is $30 million on an annual pre-tax run rate basis.

P. Ruschmeier     Okay. Is it possible just to break down some level of detail, the specific charge at Tyrone, those components?

J. Stoveken       All right. Tyrone was about $26 million, fixed assets $14, about $4 for inventory and the balance is related to employee costs and other.

P. Ruschmeier     Okay, great. I just wanted to clarify the ability to rebalance the orders from Tyrone to other facilities. Is that the plan going forward?

K. Osar Yes, that's ultimately the plan following the merger with Mead and the product in grade rationalization that will be strategy that we'll be pursuing as part of the integration.

P. Ruschmeier     Is it reasonable to assume that you'll capture almost 100%
                  of those revenues, or is there some business that you'll walk away from?

J. Luke I think that it's fair to say that assuming there is no change in the character of that business, it's our ambition implicit in the targets we've established, to capture those revenues.

P. Ruschmeier     Okay. Then another question on the over funded pension, I know this will change with Mead, but can you indicate what your outlook would be for the over funded pension, as you look at `02 for Westvaco?

K. Osar Just slightly higher, Pete, we're running at about $135 million pre-tax this year and we're looking really maybe at $140 million on a pre-tax basis for next year.

P. Ruschmeier     Okay and last question unrelated, I'm curious if you could just comment on the envelope business. John, you mentioned that demand is down a little bit. Can you elaborate on any direct impact you may or may not have seen from some of the anthrax scares we've seen in the marketplace?

J. Luke Pete, I think it's a fair and logical question. As others and anecdotal evidenced today, it would be difficult to connect the dots. As we move through our first quarter, we'll be in a position to comment more eloquently on exactly what we're seeing. But suffice to say that our own personal experiences and what we're seeing in the news would suggest that the mails are being affected by what has been happening over the last several weeks.

P. Ruschmeier     Great. Thanks very much.

J. Luke           Thank you, Pete.

Coordinator       Ravi Pamnani from GE. You may ask your question.

R. Pamnani        Good morning. Just to follow up on Peter's question, with
                  respect to the pension plan, Karen, any change in the assumptions going forward next year, like the expected return on plan assets or anything?

K. Osar           Very slightly, very slightly.

R. Pamnani        Okay, so nothing dramatic in terms of a downward revision?

K. Osar           No, because we've been very conservative in any event.
                  We've been assuming, I think, 8%. Is that right, Jim?

J. Stoveken       A little over 8%.

K. Osar Yes, a little over 8%, so we've been conservative overall, so we haven't had much of a need to bring that down.

R. Pamnani        Okay and this year's run rate was you said $135 million
                  pre-tax?

K. Osar           Pre-tax, that's right.

R. Pamnani        Okay. Thank you.

Coordinator       Mark Wilde from Deutsche Bank. You may ask your question.

M. Wilde Good morning. Karen, I wondered if you could help us? If we just look at the packaging business, the domestic packaging business and look at it going from about $100 million last year, to $29 million this year. Can you help us figure out what the different component pieces are there? Some of it is surely downtime and the disruptions at Evadale. Some is price. Can you walk us through that?

K. Osar Well the largest single piece, Mark, would all be related to the weaker economy, whether it's downtime, whether it's lower prices, whether it's some weakness in mix at Evadale, again related to the economy.

                  That's really the principal factor. I think there's been some higher spending in that business on new business initiatives, which is a small factor. I think in consumer packaging, we've had a challFenging year in a piece of the business that is really is a legacy, Westvaco business. It's dedicated to food and some limited folding carton applications, serving the tobacco business in the United States. That's where we've taken some of the restructuring actions that were reflected in the fourth quarter, which should help us going forward.

                  Far and away, the overriding factor is the weaker economy and the way that that plays in.

M. Wilde          Is most of that impact on the mill side of the business?

K. Osar           Oh, yes.

M. Wilde          Okay.

K. Osar           Oh, yes, yes.

M. Wilde Can you tell us in the acquired businesses, impact and...and things like that. How those businesses have performed on a year over year basis?

K. Osar Year over year, it's been mixed. Some of the businesses have been stronger and some have been weaker. I think on the weaker side, we've had some challenges that we've talked about during the year in our pharmaceutical business that related partly to operating challenges in our own business and partly related to customer issues. One of our major customers had some shutdowns and other adverse decisions from the FDA that were a factor for us.

                  There have been a lot of good things going on in that business recently and it's turning around nicely. So quarter on quarter, fourth over fourth, would be negative, but if we look sequentially over the recent months would be positive and we've got in terms of leadership and programs and efficiencies, new products, a lot of momentum there. That's getting us nicely back on track.

                  The fourth quarter of this year in the cosmetic packaging segment, we saw fall offs that really were related in part to the weak economy, but also to the September 11th events, when people just really stopped going to malls and high end shopping outlets, where they buy the more expensive cosmetic products.

                  Media is really being buoyed by DVD and a lot of special projects that are very attractive. So on year on year basis, media in standard packaging, what we call standard packaging, which is CD packaging was weaker. There were less exciting new titles and just less activity. But the DVD packaging has really taken off very nicely for us. It's continuing to grow. As you know in our polymetrics acquisition recently, we now have a presence in the US, manufacturing injection molded plastic DVD packaging.

M. Wilde Right. I think in going forward it would be helpful to us if we could get a little more detail on this. I wondered also, can you talk a little about inventories because it seems like you typically see a little bit of an inventory drop in the fourth quarter. Your inventories have actually been going up quarter to quarter, through the year this year, including in the fourth quarter. I realize some of the was probably Evadale.

J. Stoveken       Inventories in the fourth quarter compared to July, we were up about $16 million, $12 of that was a LIFO adjustment. The balance was spread around pretty much in the finished goods area, some in the bleach board, certainly, but the balance was only four million.

M. Wilde          You're up pretty sharply year over year, though.

K. Osar Yes, Mark, most of that has occurred in the first quarter in the fine papers segment. We had such an abrupt shift in demand in our markets, that we really saw an inventory build in the first quarter that we just didn't anticipate such an abrupt shift in demand, really that occurred over the calendar year end, late in calendar `00 and early in calendar `01. So most of that really happened in the first quarter, and we've been trying to adjust since then, facing continuing weak conditions.

M. Wilde Right. Finally on the land sales, you mentioned that you still have about 330,000 acres yet to sell. Can you tell us where that is geographically?

K. Osar It's very much spread around Mark, around the mill locations and as such, probably would not be sold in any one major transaction. But one of the scale sets that our forestry group that has developed over the last couple of years is a deep knowledge of the buyer community, both in the financial sector, as well as others who buy land. Although, it's a little tougher issue to manage in a sales environment right now, they're very well equipped to work that.

M. Wilde Okay. What are you seeing out there right now? I mean it seems like an awful of people are trying to sell land, Karen.

K. Osar Yes, I think you can see sort of in our pattern for the year, I think we reported at the end of the third quarter that, we were a little bit behind in what we were trying to accomplish. We caught up in the fourth quarter, but just barely. I think we have a conservative estimate out there of $40 million of gains from land sales next year. I think with the number of acres that we're looking to divest, we would like to do better, but we're just being cautious. It's certainly a different environment, but there are buyers.

M. Wilde          Okay. Very good. Thank you.

Coordinator       Frank Dunau from Adage Capital. You may ask your question.

F. Dunau Yes. I want to follow up on Mark Wilde's question about the inventory. I don't understand the answer. If you built the inventory, a lot of it came up in the first quarter and if business conditions have been weak and you haven't been able to run it, you had like nine months now to run it down to a more reasonable level. Why aren't you taking more downtime?

K. Osar Well I think that's a fair question and as John said earlier, we're continuing to look at that.

F. Dunau Okay. It just looks like there's a lot of money sitting on the balance sheet.

K. Osar That's a fair question and I think if you look, we did take more downtime in the third quarter than we had earlier in the year. I think we continue to focus on that, and you're absolutely right.

F. Dunau          Okay. Thanks.

Coordinator       Josh Zaret from ABN Amro. You may ask your question.

J. Zaret Thank you. This is a question for Karen also and as a follow on Mark Wilde's timber question. I think you sort of alluded to it, but the tax leakage that we're seeing, especially in the last quarter is very surprising. I guess one question would be, it sounds like you're going to do relatively small parcels over the next few years and you're not going to have an opportunity to do timber monetization notes. Number one, so that would be a question.

                  Two, you had almost a 38% tax rate on this timber, and shouldn't it be a capital gains and closer to a 20% rate, even if you're not using a monetization note?

K. Osar We didn't see capital gains there, and I think your answer about taxes is a fair one and it's one, there are a lot of transaction structures out there and we are working hard to assess, whether any of them would have applicability to us. Obviously they all relate to the ability to take installment sale treatment on timberlands and really the issue has been, Josh, that the tracks that we've sold have been relatively small transactions. So it's been difficult to justify the complexity. But I think as we become more active, we have educated ourselves and there are alternatives. We haven't found them applicable to what we've done to date, but we're highly focused on that area. It's a very good point.

J. Zaret So that answer is that you will have large enough tracks of the remaining 330 acres to sort of prevent further tax leakage?

K. Osar           I don't know. We're looking at it. I don't want to commit now.

J. Serit          Okay. Thank you.

Coordinator       Mark Weintraub from Goldman Sachs. You may ask your question.

M. Weintraub      Thanks. A question on Evadale, I guess there are a couple of different moving parts I'm trying to put together. One is on the synergy side. I think you mentioned that you're at an $80 million run rate, versus the $100 million target and whether or not you've upped that target at all.

                  Then the other is that there have been some costs to Evadale. I think you mentioned about $12 million this quarter. I believe there were some operating issues earlier in the year as well. Ultimately what I'm trying to get is in the type of environment that we've had this year, if you've had all the synergies in place that you think you can get, plus there haven't been operating issues, what type of upside do you think there is in Evadale's earnings power?

K. Osar On a year on year basis, if you compared `00 to `01, we didn't have a full fiscal year of ownership, but Evadale's earnings have been significantly below what we were able to achieve even in only about ten months of `00. So the combination of downtime, some interruptions and a weaker economic environment have had a big impact there.

                  As you know, Mark, and John indicated some of the success we've had this quarter in producing aseptic packaging. We're on a track there to upgrade the mix from more commodity packaging in cup and plate markets to higher value markets, such as Covington, a great deal of the mix that Covington participates in.

                  So I think it's probably difficult to realize the full synergy value in a year, such as we've had in Evadale. But looking back on the acquisition, the first fiscal year where we had about ten or 11 months of operations, we had enormous success in profitability, but also in production and in quality that I think exceeded our own expectations, just in what were able to achieve. You're right, there were a couple of bumps this year, but we're really in very good shape, and I think positioned to do much better going forward, particularly if we get some wind at our back from the economy.

M. Weintraub      Do you think that that $100 million target might prove to
                  be low, ultimately?

K. Osar I think a lot depends on how quickly we can shift the mix and how strong the economy is and how much of a stronger mix we can place in global markets.

J. Luke I think that's right. I think in an environment like this, Mark, it is important to be conservative in our estimate. But we in no way view some of the challenges that we've had from a market standpoint and operationally at Evadale during the past several months, as anything that would damper enthusiasm for the potential of that facility. I think that as we move forward, have more attractive economic back drop, that may take as you all know, many months to experience, this mill is a gem. We're pleased with how it is operating and we're very excited about its longer term potential.

M. Weintrack      Thank you.

Coordinator       Chip Dillon from Salomon Smith Barney.  You may ask your
                  question.

C. Dillon         Yes. On the tax rate, if you sort of back in the impact of the timber sale and the restructuring charge, it looks like on the sort of ongoing income, that your tax rate was in the mid teens. Would you concur with that?

J. Stoveken       If you look at the fiscal year, back out the restructuring--

C. Dillon         Just the fourth quarter.

J. Stoveken       Just the fourth quarter?

C. Dillon         Yes.

J. Stoveken       In the fourth quarter if you back out the restructuring and that tax benefit we recorded of about $5.3 million, you come to a 34% and that still has some ongoing influence from a benefit we recorded most of in the third quarter.

C. Dillon         Right.

J. Stoveken       Look at our ongoing rate as being someplace in the 37%
                  maybe 38% range without unusual benefits or charges.

C. Dillon         For next year?

K. Osar           Yes.

C. Dillon         I got you. By the way, yes, I missed the $5 million. I see that.

K. Osar           Yes.

C. Dillon         Okay.

K. Osar There was a lot of noise this year in the third and fourth quarters. But we'll be back to a normalized--

C. Dillon         Then could you just review for us specifically on the timber sale front. I know you just announced the additional 170,000 acres today, but there was 200,000 acres in the first announcement. How much is left from the first announcement, if any?

K. Osar We've sold about 120,000 acres, I believe from the first announcement, so there's a fair amount still to go.

C. Dillon         So we should use 250, 80 plus the 170?

K. Osar           Yes, that would be about right.

C. Dillon         What kind of time frame would we see that occur over?

K. Osar We've said two to three years, Chip. I think we'd like to see that go faster, but because of the current environment, we're being cautious, as to how that would be spread out. Of course as we said in the second release this morning about the 170,000 acres, we will really be looking very closely at the combined portfolio of timberlands following the merger, as to what opportunities exist there and how quickly we can capitalize on them.

C. Dillon         In terms of the ebits and the pre-tax gain was $21 million, did you say what the proceeds were for the sales in the fourth quarter?

K. Osar           We didn't, but we have it.

J. Stoveken       We have full year proceeds of about $27 million, and I would roughly estimate about 45%, correction, two-thirds of that is in the fourth quarter. I don't have a precise number for the quarter.

K. Osar Well $0.13 of the $0.21 of the gain was in the fourth quarter. So...

C. Dillon         Right, but that's the gain. I meant the gross proceeds. Do you have that?

K. Osar We'll get you the quarterly. I think we just gave you the full year. Is that right?

J. Stoveken       Yes.

C. Dillon         I'm a little loss because the pre-tax gain was $35 million for the year. You clearly can't have a bigger gain than the amount of proceeds.

J. Stoveken       Pre-tax gain $35, our proceeds we were estimating at $27.

C. Dillon         Yes, how can your gain be bigger than what you got?

R. Holmes         I think the pre-tax proceeds were closer to $40 million.

K. Osar           Yes.

C. Dillon         I'm sorry. It's almost pure gain. That's okay.

R. Holmes         That's gross proceeds, net proceeds probably around $27
                  million.

C. Dillon         Okay, after tax, I see. How many acres were involved in that
                  40 million?

J. Luke           For the full year, 46,000 acres, the quarter was 31,000 acres.

C. Dillon         Got you. Okay. Terrific. Thank you very much.

R. Holmes         Thank you. I think that concludes the question and answer
                  period and the conference call. We thank you very much for participating.

J. Luke           Thank you all very much.



                                      # # #


The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or
      ------------------
Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.